Exhibit (e)(20)

NON-NEGOTIABLE PROMISSORY NOTE

Deerfield, IL
$200,000
January 16, 2001

          FOR VALUE RECEIVED, the undersigned hereby promises to pay to Web Street, Inc., a Delaware corporation (“Corporation”), Two Hundred Thousand ($200,000) Dollars, on or before January 16, 2004, with interest accruing from the date hereof at the rate of Six (6.00%) Percent per annum, and with interest only payable quarterly as follows: on or before each April 30, July 31, October 31, and January 31 (or, if any such dates be a weekend or national bank holiday, on the business day next following) of each year that this Note is outstanding, until the entire principal amount and all outstanding interest thereon has been paid in full.

          The loan obligation represented by this Note, as well as all other then outstanding loans owed to the Corporation by the undersigned, will be subject to complete forgiveness, grossed up for all applicable tax effects, upon attainment of either of the following objectives: (i) a sale of the Company at a per share price, or valuation, that is no less than the lesser of (A) Two (2) times the average trailing closing bid price of the Company’s common stock for the Ten (10) trading days immediately preceding the date of signing of a definitive agreement, or (B) $6 per share; or (ii) achievement of calendar year 2001 gross revenues no less than Fifty (50%) Percent in excess of calendar year 2000 gross revenues.

          Payments of both principal and interest are to be made at the principal offices of the Corporation, or at such other place or places as may from time to time be designated in writing by the Payee or legal holder of this Note. All or any part of the principal of this Note may be prepaid at any time or times, in whole or in part, without notice, premium or penalty.

          In the event of a default in payment of any installment or amount due hereunder, which default remains uncured for a period of ten (10) days or more after written notice thereof, the entire unpaid principal balance and accrued interest thereon shall become immediately due and payable. In the event of a default, the Payee or legal holder of this Note shall be entitled to recover reasonable costs of collection, including attorneys’ fees and legal expenses.

/s/ AVI FOX